EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In Thousands except ratios)

	Twelve Months Ending December 31, 2002	Twelve Months Ending December 31, 2001	Twelve Months Ending December 31, 2000
Earnings available for fixed charges:
Earnings before income taxes	$175,733	$74,894	$433,984
Less/Add: Equity (income) loss of minority-owned companies	(5,586)	971	3,122
Add: Dividends received from investees under the equity method	81	831	1,763
Less/Add: Minority interest (income) loss in majority-owned subsidiaries	(656)	59	208
Add: Fixed charges before capitalized interest	81,291	90,340	108,493
Add: Amortization of capitalized interest	7,207	7,509	7,735

Total earnings available for fixed charges	$258,070	$174,604	$555,305

Fixed charges:
Interest expense	$62,818	$71,183	$89,639
Interest portion of rental expense	17,975	18,907	18,393
Amortization of discount related to indebtedness	498	250	461

Total fixed charges before capitalized interest	81,291	90,340	108,493
Capitalized interest	5,300	3,070	4,554

Total fixed charges	$86,591	$93,410	$113,047

Ratio of earnings to fixed charges	2.98	1.87	4.91